Exhibit 99.n

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Madison Harbor Balanced Strategies, Inc.:

We consent to the use of our report dated May 3, 2005 with respect to the statement of assets and liabilities of Madison Harbor Balanced Strategies, Inc., including the schedule of investments, as of March 31, 2005, and the related statements of operations, changes in net assets and financial highlights for the period January 28, 2005 (commencement of operations) to March 31, 2005, each of which is incorporated by reference in Post-Effective Amendment No. 11 to the Registration Statement dated February 20, 2006 on Form N-2 of Madison Harbor Balanced Strategies, Inc.

We also consent to the references to our firm under the headings “Independent Registered Public Accounting Firm”, “Financial Highlights”, and “Inquiries and Financial Information” in the Private Placement Memorandum.

/s/ KPMG LLP

New York, New York
February 20, 2006